EXHIBIT 99.11

CONSENT OF AUTHOR / EXPERT

MATTHEW COBB

I hereby consent to the use of my name, Matthew Cobb, and reference to my name, the technical report entitled “Fortuna Silver Mines Inc: Yaramoko Gold Mine, Burkina Faso” dated effective December 31, 2022 evaluating the Yaramoko Mine of Fortuna Silver Mines Inc. (the “Company”), and the information contained in said technical report described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission.

Dated: March 28, 2024

“Matthew Cobb”

Matthew Cobb, MAIG